

A PHI Company

NEWS RELEASE

Media Contact: Matt Likovich
410-860-6203 (office); 866-655-2237 (pager)
www.delmarva.com
NYSE:POM
Investor Contact: Donna Kinzel
302-429-3004

FOR IMMEDIATE RELEASE
June 14, 2007

Delmarva Power to Sell Virginia Operations
Buyers are A&N Electric Cooperative and Old Dominion Electric Cooperative

EXMORE, Va. – Delmarva Power has entered into an agreement to sell its Virginia operations to A&N Electric Cooperative and Old Dominion Electric Cooperative for approximately $45 million. This transaction is contingent upon the approval of the Virginia State Corporation Commission and the Federal Energy Regulatory Commission.

Under terms of the agreement, A&N Electric Cooperative will acquire all of Delmarva Power's distribution assets as well as other related assets in Virginia. Delmarva Power will continue to own and operate the138 kV (kilovolt) and 69 kV transmission lines near the border of Maryland and Virginia. Old Dominion Electric Cooperative will own and operate the remainder of the Virginia transmission assets. Conectiv Energy will continue to own and operate the generation facilities located in Bayview and Tasley.

Further details of the acquisition are included in the Securities and Exchange Commission filing made by Delmarva Power. The sale is expected to be finalized in the fourth quarter of 2007. Until then, Delmarva Power will continue to operate and maintain its electric system in Virginia.

"This transaction makes good business sense since it reflects A&N Electric Cooperative's interest in our Virginia customers and allows Delmarva Power to focus on the jurisdictions where the vast majority of our customers reside," said Gary Stockbridge, Delmarva Power President.

"We realize that a change in a long-standing business relationship such as this could be unsettling for some of our customers," said Stockbridge. "However, as the transition process unfolds, Delmarva Power will work with A&N Electric Cooperative and Old Dominion Electric Cooperative to ensure that Virginia customers continue to receive the safe and reliable electric service they have come to expect."

"A consolidated electric utility on Virginia's Eastern Shore will eliminate the duplication of lines which will result in a more efficient system for all citizens of the Shore. All of us at A&N Electric Cooperative look forward to providing service to the Delmarva Power customers in Virginia," said Vernon Brinkley, CEO of A&N Electric Cooperative.

- more -

The original electric service provider on Virginia's Eastern Shore was Eastern Shore Public Service Company which was acquired by Delaware Power & Light in 1943. Delaware Power & Light changed its name to Delmarva Power & Light in 1966. The company shortened its corporate signature to Delmarva Power in 1972. Delmarva Power currently serves approximately 22,000 customers in Virginia.

###

Delmarva Power, a public utility owned by Pepco Holdings, Inc. (NYSE: POM), provides safe and reliable energy to more than 500,000 electric delivery customers in Delaware, Maryland and Virginia and over 118,000 natural gas delivery customers in northern Delaware.